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Exhibit 4.4

AMENDMENTS TO BYLAWS

        1. Section 3.2 of Article 3 of the Bylaws will be amended to read as follows:

          3.2)    Number, Term, Election and Qualification.    The number of directors shall be not less than three and shall be established by resolution adopted by the Board of Directors from time to time. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At the 2002 Annual Meeting of Shareholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding annual meeting of the shareholders, beginning in 2003, successors to the class of directors whose terms expires at that annual meeting shall be elected for a three-year term. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, or until his or her resignation or removal from office.

        2. Section 3.3 of the Bylaws will be amended to read as follows:

          3.3)    Vacancies; Removal.    If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class. In the event an increase or decrease makes it impossible to maintain an equal number of directors in each class, increases shall be allocated to the class or classes with the longest remaining term, and decreases shall be allocated to the class with the shortest remaining term. Any director elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no event will a decrease in the number of directors result in the elimination of an entire class of directors, cause any class to contain a number of directors two or more greater than any other class, or shorten the term of any incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. Any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then holding office, and any other vacancy occurring in the Board of Directors shall be filled by the affirmative vote of a majority of the directors then holding office, even if less than a quorum, or by a sole remaining director. The shareholders may remove a director, at any time, with or without cause, but only if such removal is approved by the affirmative vote of the holders of at least 75% of the voting power of all shares entitled to vote. The Board of Directors of the corporation, by the affirmative vote of a majority of the directors then holding office, may remove a director at any time, with or without cause.

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  Exhibit 4.4
AMENDMENTS TO BYLAWS